Morgan Stanley Technology Fund


Beginning October 25, 2002, purported class action complaints were filed in the United States District Court for the Southern
District of New York against Morgan Stanley, the Fund (under its former name, the Morgan Stanley Information Fund), Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley alleging violations of certain federal securities laws in connection with the underwriting and management of the Fund. These actions were consolidated into one action in which plaintiffs allege, among other things, that the prospectuses and registration statements for the Fund improperly failed to disclose that research analysts employed by Morgan Stanley DW Inc. were issuing overly optimistic stock recommendations to help Morgan Stanley obtain investment banking business, and that certain of these reports concerned companies in which the Fund was investing. A similar consolidated complaint was filed with respect to the Fund formerly called the Morgan Stanley Technology Fund, which merged with the Fund on October 6, 2003. Both consolidated complaints were stayed pending a decision by the United States Court of Appeals for the Second Circuit of an appeal from the dismissal of a very similar complaint filed by plaintiffs against another mutual funds complex. The case involving the other mutual funds complex has settled. Thereafter, Plaintiffs filed a Second Amended Consolidated Complaint against the Fund, Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley, and also filed a Second Amended Consolidated Complaint against the Fund formerly called the Morgan Stanley Technology Fund, Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley. The defendants moved to dismiss both Complaints and that motion to dismiss was granted on February 2, 2009. The plaintiffs appealed that decision to the United States Court of Appeals for the Second Circuit. The appeal has been fully briefed by the parties, and the Securities and Exchange Commission has been invited by the Court to submit a brief as an amicus curiae. Oral argument is scheduled for November 13, 2009.

The Fund and Morgan Stanley believe these lawsuits have no merit. However, the ultimate outcome of these matters is not presently determinable and no provision has been made in the Fund's financial statements for the effect, if any, of such matters. The Investment Manager has agreed to indemnify the Fund against any losses and claims associated with the complaint filed against the Fund formerly called the Morgan Stanley Technology Fund.